Exhibit 99.1

Innate Pharma to Present IPH6501 Preclinical Data at The EHA 2023 Congress

IPH6501, a first-in-class tetra-specific antibody-based natural killer cell engager therapeutic developed for the treatment of B-cell non-Hodgkin's lymphomas, selected for oral presentation

MARSEILLE, France--(BUSINESS WIRE)--May 15, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that new preclinical data on its IPH6501 tetra-specific ANKET® (Antibody-based Natural Killer cell Engager Therapeutics) have been selected for oral presentation at the European Hematology Association (EHA) 2023 congress, being held 8 to 15 June 2023 in Frankfurt, Germany.

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. This fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. Innate’s latest innovation, the tetra-specific ANKET®, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and the interleukin-2 receptor (via a non-alpha IL-2 variant, IL-2v) via a single molecule. By providing proliferation and activation signals targeted to NK cells, tetra-specific ANKET® leverages the advantages of harnessing NK cell effector functions against cancer cells.

IPH6501, the first tetra-specific ANKET®, continues toward a Phase 1 clinical trial in 2023.

Presentation details

Presentation: S258

Title: IPH6501 is a first-in-class tetraspecific antibody-based natural killer cell engager therapeutic developed for the treatment of B-cell non-Hodgkin's lymphomas

Session: s425 Gene therapy and immunotherapy - Biology & translational research

Date and time: 10/06/2023, 11:30 - 12:45

Location: Fantasie

Speaker: Olivier Demaria, PhD, R&D Director, Science Leader at Innate Pharma

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

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Henry Wheeler
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Henry.wheeler@innate-pharma.fr

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Arthur Rouillé
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